February 14, 2006

Mail Stop 4561

T. Kendall Hunt
Chairman and Chief Executive Officer
VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook. IL 60181

	Re:	VASCO Data Security International, Inc.
		Amendment 1 to Form S-3 under cover of Form S-1
		Filed January 24, 2006
		Registration no. 333-124458

		Form 8-K/A filed May 23, 2005
		File no. 0-24389

Dear Mr. Hunt:

      We have reviewed your amendment and have following comments.

Form 8-K/A Filed May 23, 2005

1. We note that your Form S-1/A filed on January 24, 2006 includes financial statements for AOS-Hagenuk`s that were audited in accordance with US generally accepted accounting standards. The information in the Form S-1, however, does not satisfy the Company`s
Form 8-K requirements. Accordingly, you are still required to amend your Form 8-K to include the financial statements for AOS-Hagenuk, which were audited in accordance with US GAAS. Please revise accordingly.

Form S-1/A Filed January 24, 2006
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Liquidity and Capital Resources, page 21

2. We note your use of the non-GAAP measures, EBIDTA, both in the Company`s Form S-1 and in your Forms 10-Q. Tell us how you considered Item 10(e)(1)(i) & (ii) and Question 8 of Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors (see also footnote 44 to Release No. 33-8176 Final Rule: Conditions for Use of
Non-GAAP Financial Measures)

3. Also, based on your disclosures it appears you are presenting EBITDA as a performance measure. Tell us why it is appropriate to present EBITDA as a performance measure, considering it excludes recurring charges (interest, taxes, depreciation and amortization).
In your response, address why each of the charges excluded from EBITDA are not considered necessary to assess your performance.
In
addition, provide us with your revised disclosure that clearly addresses why each recurring item is excluded and how you compensate for the limitations of EBITDA as a performance measure. See also Question 15 of Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures.

Management, page 43
Executive Compensation, page 47

4. The period ended December 31, 2005, is now Vasco`s "last fiscal year" as that term is used in Item, 402 of Regulation S-K. Please update the summary compensation table and other tables required by
Item 402 accordingly. Also, provide corresponding information responsive to Item 404 of Regulation S-K for 2005 and the subsequent period, as applicable.

Part II
Item 16. Exhibits and Financial Statement Schedules, page II-2

5. Exhibit 6.1 states that the 10,217,776 shares of common stock are validly issued, fully paid, and non-assessable. This conclusion appears to conflict with the disclosure at pages 53-54 of the prospectus which indicates that some of the shares are not yet issued. For example, it appears 65,660 shares offered by AOS are not outstanding and that 606,805 shares offered by the Hunt Trust are not outstanding. Please revise.

Other

6. In Exhibit 23.1, it appears that the Company`s independent accounting firm is providing the consent. However, the name of the accounting firm is not identified. Please revise accordingly.

      We have not yet received the written representation that we requested in our prior comment letter. Please provide the requested response.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kari Jin at (202) 551-3481, or Kathleen
Collins
at (202) 551-3499, if you have questions or comments on the
financial
statements and related matters.  Please contact Hugh Fuller at
(202)
551-3853 or me at (202) 551-3730 with other questions.


	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Robert B. Murphy
	Pepper Hamilton LLP
	600 14 Street, NW
	Washington, DC 20005
	Fax no. (202) 220-1665